CorVu Corporation
                        3400 West 66th Street, Suite 445
                                 Edina, MN 55435


May 2, 2006


Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 E Street, N.E.
Washington, D.C. 20549


Re:   Corvu Corporation
      Form 10-KSB for Fiscal Year Ended June 30, 2005
      Forms 10-QSB for Fiscal Quarters Ended September 30, 2005 and December 31, 2005
      File No. 000-29299
      Your Letter dated April 12, 2006

Dear Mr. Krikorian:

      We are responding to the comment in your letter dated April 12, 2006 with respect to the above-referenced filings. Our response is numbered to correspond to the number of the relevant comment in your letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies, page 21

(A) Revenue Recognition, page 21

Prior Comment Number 3

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
February 2, 2006
Page 2


1. Explain why you believe that AICPA TPA 5100.75 is not applicable solely because of your policy of separately pricing software, maintenance and services. Be advised that even though the elements are separately priced, the separate priced elements will still be viewed as a multi-element ("bundled") arrangement. See AICPA TPA 5100.39. Describe in greater detail your pricing structure for license fees and maintenance fees under both bundled and separately priced arrangements. Contrast your pricing structure or methodology with that outlined in the TPA. That is, do you have an unlimited deployment period? Indicate whether the customer will be charged an additional license fee after the deployment fee.

      Response:

      We believe AICPA TPA 5100.75 is not applicable for contracts in which our products are sold on a "per user" or on a "site license" basis. We have reviewed TPA 5100.75 which refers to a pricing methodology that includes an initial fee during an unlimited deployment period, followed by subsequent additional fees (both license and PCS) based on the deployment of additional copies of the software product after the unlimited deployment period expires. We do not price our product and PCS services in that way. Our customers are licensed to deploy either a fixed number of licenses or an unlimited number of licenses. In situations involving an unlimited number of licenses, the period of deployment is unlimited but, the licensing fee does not change based on the actual licenses deployed, i.e. we would not charge an additional fee after the initial licensing fee based on the number of licenses deployed.

      Per User Licenses:

      We sell perpetual licenses to use our software in exchange for a one-time fee. We price our software based on the number of users licensed under the agreement with the customer. When products are sold on a "per user" basis, this represents an arrangement to use multiple single licenses of the same software. The license fee recognized is a function of the number of copies delivered to the user. In accordance with paragraph 21 of SOP 97-2, revenue is recognized as those licenses are delivered, provided all other revenue recognition criteria have been met.

      Site License:

      In certain situations, we agree to license our software under site, or unlimited user, licenses - "site license". A site license obligates us to furnish an unlimited and unspecified number of licenses of the software, but only if the licenses are requested by the user. The licensing fee is payable in full, whether or not the user requests any additional licenses under the agreement. Accordingly, assuming all other criteria of revenue recognition have been met and in accordance with the principles stated in paragraph 21 of SOP 97-2, license revenue is recognized upon delivery of the first license of the software.

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
May 5, 2006
Page 3


      Whether the arrangement is priced separately or bundled does not impact how we price the arrangement in terms of software license fees and maintenance. Under either pricing arrangement discussed above, in addition to the amounts charged for the software license, we charge an annual maintenance fee equal to 20% of the software license fee paid.

The Company acknowledges that

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this, please feel free to contact me at 952-843-7701.


Sincerely,


/s/ Joseph J. Caffarelli
-----------------------------
Joseph J. Caffarelli
Chief Executive Officer
CorVu Corporation